Exhibit 99.1

For Immediate Release

Novadaq Reports 2012 Fourth Quarter and Full Year Financial Results

Toronto, Ontario — February 7, 2013 — Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ,), a developer of clinically-relevant fluorescence imaging solutions for use in surgical procedures, today announced financial results for its fourth quarter and full year ended December 31, 2012. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (U.S.) dollars.

Novadaq reported total revenues for the fourth quarter and full year 2012 of $6.8 million and $23.0 million, respectively, representing increases of 37% and 50% as compared to the same periods in 2011. Growth was due to increased revenue from SPY Elite® and FIREFLY™ procedures and higher SPY Elite and FIREFLY system sales to end users.

Fourth quarter and full year 2012 SPY product revenues were $5.9 million and $19.3 million, respectively, representing increases of 48% and 84% compared to the same periods in 2011. Fourth quarter SPY product recurring revenue increased by 67% to $3.0 million compared to $1.8 million reported in Q4-2011.

Fourth quarter gross profit of $4.6 million (67% margin), represents an increase of 56% compared with $2.9 million (59% margin) in Q4-2011, and an increase of 18% compared with $3.9 million (65% margin) in Q3-2012.

Fourth quarter of 2012 operating contribution (cash contributed by operating activities before changes in working capital) was $1.1 million compared with an operating burn of $0.06 million in the fourth quarter of 2011. During the fourth quarter, working capital consumed $1.8 million, and $1.4 million was invested in fixed assets, including $0.9 million to build the SPY Elite installed base.

Net earnings of $3.1 million for the fourth quarter of 2012 increased by $5.1 million compared with the $2.0 million net loss in fourth quarter 2011. Fourth quarter 2012 earnings per share were $0.08. Excluding the impact of a non-cash $3.4 million warrants revaluation gain in fourth quarter 2012, loss per share was $0.01.

Cash and cash equivalents were $39.0 million at December 31, 2012, reflecting a decrease of $2.2 million, compared to the cash position as of September 30, 2012.

Novadaq shipped 135 SPY Elite and FIREFLY imaging systems during the fourth quarter of 2012. The combined installed base of SPY technology in the United States now exceeds 700 systems. Penetration into the U.S. breast reconstruction market by the end of Q4-2012 was approximately 13%.

“Both the installed base and utilization of SPY imaging systems are growing as surgeons representing multiple specialties continue to report reduced rates of post-operative complications, and lower patient care costs following procedures involving our technologies,” commented Dr. Arun Menawat, Novadaq’s President and CEO. “To further support Novadaq’s long term growth, the commercial and clinical launches of PINPOINT® and LUNA™ are progressing as planned.”

Conference Call

Novadaq is pleased to invite all interested parties to participate in a conference call today, Thursday, February 7, 2013, at 8:30 a.m. Eastern Time during which the results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-8031 (within Canada and the United States) or 1-201-689-8031 (international callers) several minutes prior to the beginning of the call. A telephonic replay of the conference call will be made available until midnight on March 7, 2013 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the conference identification number 408022 when prompted.

The call will be archived for 90 days on the Company’s website at http://www.novadaq.com under the “Events” tab in the Investors section. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

About Novadaq Technologies Inc.

Enabling surgeons with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their surgeons, while reducing health care costs, is Novadaq’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 60 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Novadaq Investor and Media Relations Contact:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, except common shares outstanding)

	As at December 31, 2012	As at December 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$38,954,181	$9,633,608
Accounts receivable	4,056,954	2,018,782
Prepaid expenses and other assets	852,674	829,625
Inventories	1,713,577	1,166,417

Non-current assets
Property and equipment, net	10,717,661	6,623,986
Deferred tax assets	170,442	248,640
Intangible assets, net	1,121,808	2,272,434

Total Assets	$57,587,297	$22,793,492

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3,407,329	$2,485,994
Provisions	85,260	41,300
Deferred revenue	637,864	396,859
Deferred partnership fee revenue	1,300,000	1,300,000
Repayable government assistance	203,148	197,760

Non-current liabilities
Deferred tax liabilities	170,442	248,640
Convertible debentures	4,656,746	4,223,454
Deferred revenue	144,204	188,883
Deferred partnership revenue	3,291,666	4,591,666
Repayable government assistance	17,946	214,402
Shareholder warrants	13,002,930	8,278,105

Total Liabilities	$26,917,535	$22,167,063

Shareholders’ Equity
Share capital	$139,946,563	$98,695,023
Contributed surplus	7,908,224	6,772,298
Equity component of convertible debentures	1,454,353	1,454,353
Deficit	(118,639,378)	(106,295,245)

Total Shareholders’ Equity	$30,669,762	$626,429

Total Liabilities and Shareholders’ Equity	$57,587,297	$22,793,492

Total number of common shares outstanding	40,226,243	32,769,462

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(expressed in U.S. dollars, except per share amounts)

	For the three months ended		For the twelve months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Product sales	$5,770,240	$4,404,981	$19,037,096	$12,925,953
Royalty revenue	545,523	116,797	1,849,668	395,398
Partnership fee revenue	325,000	241,667	1,300,000	841,667
Service revenue	204,918	231,632	802,296	1,129,423

Total revenues	6,845,681	4,995,077	22,989,060	15,292,441
Cost of sales	2,281,116	2,072,642	8,537,408	6,634,206

Gross profit	4,564,565	2,922,435	14,451,652	8,658,235

Selling and distribution expenses	1,357,015	1,348,328	4,926,376	5,375,612
Research and development expenses	1,640,963	1,185,349	5,958,499	4,610,694
Administrative expenses	1,601,586	1,194,632	6,573,484	4,550,971
Write-down of equipment	—	—	—	314,213
Write-down of inventory	—	(95)	57,540	15,287

Total operating expenses	4,599,564	3,728,214	17,515,899	14,866,777

Loss from operations	(34,999)	(805,779)	(3,064,247)	(6,208,542)

Finance costs	(180,405)	(169,905)	(707,500)	(679,079)
Finance income	20,969	1,841	61,798	15,421
Warrants revaluation adjustment	3,389,066	(1,029,310)	(8,558,323)	(3,306,128)
Gain on investment			25,000	25,000

Loss from operations before income taxes	3,194,631	(2,003,153)	(12,243,272)	(10,153,328)
Income tax expense	(100,861)	—	(100,861)	—

Net loss and comprehensive loss for the year	$3,093,770	($2,003,153)	($12,344,133)	($10,153,328)

Basic income (loss) and comprehensive income (loss) per share for the period	0.08	(0.05)	($0.32)	($0.32)

Diluted loss and comprehensive loss per share for the period	—	(0.05)	($0.32)	($0.32)

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in U.S dollars)

	For the three months ended		For the twelve months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
OPERATING ACTIVITIES
Loss and comprehensive loss for the year	$3,093,770	($2,003,153)	($12,344,133)	($10,153,328)
Items not affecting cash
Depreciation of property and equipment	640,432	331,761	2,142,633	1,050,929
Amortization of intangible assets	284,191	294,753	1,150,626	1,119,691
Stock-based compensation	395,306	212,314	1,316,683	876,767
Imputed interest on convertible debentures	112,335	100,875	433,292	398,448
Warrants revaluation adjustment	(3,389,066)	1,029,310	8,558,323	3,306,128
Write-down of equipment	—	$0	—	314,213
Write-down of inventory	—	(95)	57,540	15,287
Gain on investment	—	(25,000)	(25,000)	(25,000)

	1,136,968	(59,235)	1,289,964	(3,096,865)

Changes in non-cash working capital
Increase in accounts receivable	(1,160,376)	(85,114)	(2,038,172)	(583,818)
Increase in inventories	161,195	(127,569)	(604,700)	(857,810)
Decrease in prepaid expenses and other assets	3,658	261,516	55,149	259,614
Increase (decrease) in accounts payable	(1,059,141)	(1,222,116)	839,696	(588,099)
Increase in deferred revenue	262,083	328,949	263,336	346,994

Net change in non-cash working capital balances related to operations	(1,792,581)	(844,334)	(1,484,691)	(1,423,119)

(Decrease) increase in long-term deferred revenue	(316,902)	2,350,419	(1,325,602)	1,656,607

Cash used in operating activities	(972,515)	1,446,850	(1,520,329)	(2,863,377)

INVESTING ACTIVITIES
Purchase of property and equipment	(1,592,361)	(2,163,850)	(6,511,829)	(6,545,062)
Disposal of property and equipment	185,666	65,538	275,521	213,492
Purchase of Transmyocardial Revascularization (“TMR”) business	—	—	—	(1,000,000)
Redemption of long-term investment	—	25,000	25,000	25,000

Cash used in investing activities	(1,406,695)	(2,073,312)	(6,211,308)	(7,306,570)

FINANCING ACTIVITIES
Proceeds from issuance of common shares and warrants	—	—	40,336,250	15,273,401
Transaction costs paid relating to issuance of common shares and warrants	—	—	(3,389,352)	(998,207)
Repayable government assistance	(53,726)	(135,677)	(191,068)	(95,513)
Proceeds from exercise of options	10,209	64,412	87,492	42,664
Proceeds from exercise of warrants	202,895	—	202,895	—

Cash provided by financing activities	159,378	(71,265)	37,046,217	14,222,345

Net increase in cash and cash equivalents	(2,219,832)	(697,727)	29,314,580	4,052,398
Net foreign exchange difference	(4,011)	27,587	5,993	(16,197)
Cash and cash equivalents at beginning of year	41,178,024	10,303,748	9,633,608	5,597,407

Cash and cash equivalents at end of year	$38,954,181	$9,633,608	$38,954,181	$9,633,608